Exhibit 99.1


NOTICE TO UNIT HOLDERS
TEL OFFSHORE TRUST
CHASE BANK OF TEXAS,  N.A.,  CORPORATE TRUSTEE
712 Main Street,  Houston,  Texas 77002/ (713) 216-5712

         Houston, Texas.  February 3, 1998 -- TEL OFFSHORE TRUST.

         On January 28, 1998, Magnum Hunter Resources, Inc.announced that it had commenced a tender offer to purchase 2,261,770 Units of beneficial interest of the Trust, or such other number of Units that, together with Units then owned by Magnum Hunter, represents 51% of the Trust's outstanding Units on the date of purchase, at a purchase price of $5.80 per share. Magnum Hunter also filed a
Schedule 14D-1 with the Securities and Exchange Commission on the same day.

         In response to the tender offer, the Trust has filed today a Schedule 14D-9 with the SEC, a copy of which you will find enclosed. Unit holders are advised to carefully read the enclosed Schedule 14D-9.

         In such filing, the Trust and the Trustees announced that they must express no opinion and must remain neutral regarding the tender offer. Under the Trust Agreement, which sets forth the provisions of the Trust, the Trustees have neither the duty nor the authority to make investment decisions or to advise the Unit holders with respect to their investment in the Units. The powers of the Trustees are limited to such actions as in their judgment are necessary to achieve the purposes of the Trust, which are generally to protect the assets of the Trust, receive payments therefrom and, after paying the expenses of the Trust, distribute remaining cash to the holders of Units. Therefore, the Trust and the Trustees must take a neutral position with respect to the tender offer and make no recommendation to Unit holders whether to accept or reject the tender offer.

          In the course of carrying out the purposes of the Trust, the Trust regularly receives information concerning the assets and business prospects of the Trust from the working interest owners of the oil and gas properties in which the Trust, indirectly, has an overriding royalty interest. The current working interest owners are Chevron U.S.A. Inc., Pennzoil Company, Texaco Exploration and Production Inc., SONAT Exploration Company and Amoco Production Company. The Trust anticipates that a reserve report prepared by DeGolyer and MacNaughton will be completed and made available to the Trust on or about February 10, 1998. In light of the tender offer, the Trust intends to make this reserve report publicly available as soon thereafter as possible.

                                 CHASE BANK OF TEXAS, NATIONAL ASSOCIATION,
                                                   AS CORPORATE TRUSTEE

CONTACT: Debbie Miller